EXHIBIT 99.1

Biodexa Pharmaceuticals PLC Announces Closing of $3.32 Million Registered Direct Offering

26 May 2023

              Biodexa Pharmaceuticals PLC (“Biodexa” or the “Company”) (NASDAQ: BDRX), a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain, today announced the closing of its previously announced registered direct offering (the “Registered Direct Offering”) of 22,135,922 new American Depositary Shares (“the Registered ADSs”) at a price of US$0.15 (equivalent to approximately US$0.03 per ordinary share).

               The net proceeds to Biodexa from the Registered Direct Offering were approximately US$2.61 million (£2.11 million), after deducting the placement agent’s fees and other estimated expenses. The Company intends to use the proceeds for working capital and for general corporate purposes. Following the Registered Direct Offering, the Company is expected to have sufficient cash resources to fund operations into the first quarter of 2024.

Ladenburg Thalmann & Co. Inc. acted as the exclusive placement agent for the Registered Direct Offering.

In addition, subject to Biodexa shareholder approvals, the purchasers will be issued (i) 33,203,883 Series C warrants (the “Series C Warrants”) to purchase up to 33,203,883 new American Depositary Shares (the “Series C Warrant ADSs”) and (ii) 22,135,922 Series D warrants (the “Series D Warrants” and, together with the Series C Warrants, the “Warrants”) to purchase up to 22,135,922 new American Depositary Shares (the “Series D Warrant ADSs” and, together with the Series C Warrant ADSs, the “Warrant ADSs”), in a Private Placement (together with the Registered Direct Offering, the “Offering”).  The Warrants are exercisable at an exercise price of US$0.20 per American Depositary Share. The Series C Warrants will expire one year from the initial exercise date and may be exercised on a cashless basis. The Series D Warrants will expire five years from the initial exercise date and may be exercised on a cashless basis if and only if the Company has not filed a registration statement registering the Warrant Shares underlying the Series D warrants within six months of the initial exercise date.

The Registered ADSs referenced above were offered pursuant to a shelf registration statement (File No. 333‑267932) which became effective on 26 October 2022.  A prospectus supplement and the accompanying prospectus relating to the Registered Direct Offering has been filed with the U.S. Securities and Exchange Commission (“SEC”).  Electronic copies of the prospectus supplement and the accompanying prospectus may be obtained, when available, from the SEC’s website at http://www.sec.gov or from Ladenburg Thalmann & Co. Inc., at Attn:  Prospectus Department, 640 Fifth Avenue, 4th Floor, New York, NY 10019 or by e-mail at prospectus@ladenburg.com.

Pursuant to a registration rights agreement with the investors, the Company has agreed to file one or more registration statements with the SEC covering the resale of the Warrant ADSs.

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO and CFO
Tel:  +44 (0)29 20480 180
www.biodexapharma.com

Edison Group (US Investor Relations)
Alyssa Factor
Tel:  +1 (860) 573 9637
Email:  afactor@edisongroup.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain.  The Company’s lead candidate, MTX110, is being studied in aggressive rare/orphan brain cancer indications including recurrent glioblastoma and diffuse midline glioma.

MTX110 is a liquid formulation of the histone deacetylase (HDAC) inhibitor, panobinostat.  This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at potentially chemotherapeutic doses directly to the site of the tumour, by-passing the blood-brain barrier and avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines.  Biodexa’s headquarters and R&D facility is in Cardiff, UK.  For more information visit www.biodexapharma.com.

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States.  Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation.  All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements.  These forward-looking statements speak only as of the date of this announcement.  All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above.  Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.